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                                May 21, 2024

       Michael McFadden
       Chief Executive Officer
       Alpha Cognition Inc.
       1200 - 750 West Pender Street
       Vancouver, BC, V6C 2T8

                                                        Re: Alpha Cognition
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 10, 2024
                                                            File No. 333-278997

       Dear Michael McFadden:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 8, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary
       Our Products and Approaches to Treatment, page 3

   1. Please revise your pipeline table to ensure that all text, including footnotes, subscript, or other notations, are
clearly legible without the need for magnification.
   2. We note your response to prior comment 5, and have the following additional comment. If true, please expand
your footnotes to the pipeline table to clarify that further development of ALPHA-1062IN is
dependent upon (1) the out-license of ALPHA-1062IN for mTBI
                                                        and TBI to Alpha Seven
Therapeutics Inc., which out-license has not yet occurred, and (2)
                                                        Alpha Seven's ability
to raise sufficient capital resources through financing(s).
   3. We note your response to prior comment 6, which we reissue with respect to your discussion of the
ALPHA-1062 sublingual formulation on page 5. Please specify the
 Michael McFadden
Alpha Cognition Inc.
May 21, 2024
Page 2
       material resources that you must obtain in order to advance development of this program, and describe any plans to procure such resources, to the extent such plans have been developed.
Business
Our solution: Alpha-1062, page 85

4. We reissue the second and third bullets of prior comment 9 with respect to the following statement on page 85: "According to third-party market research conducted by
       Infinity Group in October 2021, market research confirms that based on the product attributes listed above, 88% of LTC prescribers are likely to prescribe ALPHA-1062, with a 29% preference share."
Exhibit Index, page II-8

5. In the next filing of your amended registration statement on Form S-1, please have your auditors correctly state the Form to which their consent relates to. Please contact Sasha Parikh at 202-551-3627 or Lynn Dicker at
202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Chris Edwards at 202-551-6761 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael McFadden
                                                           Division of
Corporation Finance
Comapany NameAlpha Cognition Inc.
                                                           Office of Life
Sciences
May 21, 2024 Page 2
cc:       Jason Brenkert
FirstName LastName